SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                            BCAM INTERNATIONAL, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share

                         (Title of Class of Securities)
------------------------------------------------------------------------------
                                  055293104
------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Arthur H. Amron, Esq.
                             Wexford Management, LLC
                             411 West Putnam Avenue
                          Greenwich, Connecticut 06830
                                 (203) 862-7000

------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

            September 19, 1998, November 5, 1998 and March 4, 1999

------------------------------------------------------------------------------
           (Date of Event, which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                         (Continued on following pages)



                              (Page 1 of 14 Pages)

CUSIP No.  055293104
--------------------


(1)   Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
      Persons
      Impleo, LLC

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
      (a)   [_]     (b) [X]

--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  Delaware

--------------------------------------------------------------------------------

                     7       SOLE VOTING POWER

      NUMBER OF              None
       SHARES       ------------------------------------------------------------
     BENEFICIALLY    8       SHARED VOTING POWER
      OWNED BY               7,916,667 shares as of September 19, 1998,
        EACH                 3,515,000 shares as of November 5, 1998 and
      REPORTING              no shares as of March 4, 1999
       PERSON       ------------------------------------------------------------
        WITH         9       SOLE DISPOSITIVE POWER

                             None
                    ------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             7,916,667 shares as of September 19, 1998,
                             3,515,000 shares as of November 5, 1998 and no shares as of March 4, 1999


--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 7,916,667 shares as of September 19, 1998, 3,515,000 shares as of November 5, 1998 and no shares as of March 4, 1999

--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 27.8% as of September 19, 1998, 14.6% as of November 5, 1998 and 0% as of March 4, 1999

--------------------------------------------------------------------------------

(14)  Type of Reporting Person  BK

--------------------------------------------------------------------------------



                              (Page 2 of 14 Pages)

CUSIP No.  055293104
--------------------

(1)   Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
      Persons
      Wexford Management, LLC

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
      (a)   [_]     (b) [X]

--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  AF

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Connecticut
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

      NUMBER OF              None
       SHARES        -----------------------------------------------------------
     BENEFICIALLY    8       SHARED VOTING POWER
       OWNED BY              7,916,667 shares as of September 19, 1998,
         EACH                3,515,000 shares as of November 5, 1998 and
      REPORTING              no shares as of March 4, 1999
       PERSON       ------------------------------------------------------------
        WITH         9       SOLE DISPOSITIVE POWER

                             None

                    ------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             7,916,667 shares as of September 19, 1998,
                             3,515,000 shares as of November 5, 1998 and no shares as of March 4, 1999

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 7,916,667 shares as of September 19, 1998, 3,515,000 shares as of November 5, 1998 and no shares as of March 4, 1999

--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 27.8% as of September 19, 1998, 14.6% as of November 5, 1998 and 0% as of March 4, 1999

--------------------------------------------------------------------------------
(14)  Type of Reporting Person  OO;IA

--------------------------------------------------------------------------------


                              (Page 3 of 14 Pages)

CUSIP No.  055293104
--------------------

(1)   Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
      Persons
      Wexford Special Situations 1997, LLP

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
      (a)   [_]     (b) [X]

--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  Delaware

--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

      NUMBER OF              None
       SHARES        -----------------------------------------------------------
     BENEFICIALLY    8       SHARED VOTING POWER
       OWNED BY              4,950,291.8 shares as of September 19, 1998,
         EACH                2,197,929 shares as of November 5, 1998 and
      REPORTING              no shares as of March 4, 1999
       PERSON       ------------------------------------------------------------
        WITH         9       SOLE DISPOSITIVE POWER

                             None

                    -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             4,950,291.8 shares as of September 19, 1998,
                             2,197,929 shares as of November 5, 1998 and no shares as of March 4, 1999

--------------------------------------------------------------------------------
(11)  Aggregate Amount  Beneficially Owned by Each Reporting Person
      4,950,291.8 shares as of September 19, 1998, 2,197,929 shares as of November 5, 1998 and no shares as of March 4, 1999

--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


--------------------------------------------------------------------------------

(13)  Percent of Class  Represented  by Amount in Row (11) 19.4% as of
      September  19, 1998,  9.69% as of November 5, 1998 and 0% as of
      March 4, 1999
--------------------------------------------------------------------------------

(14)  Type of Reporting Person  PN



                              (Page 4 of 14 Pages)

CUSIP No.  055293104
--------------------

(1)   Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
      Persons
      Wexford Special Situations 1997 Institutional, LP
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (a)   [_]     (b) [X]

--------------------------------------------------------------------------------
(3)   SEC Use Only


--------------------------------------------------------------------------------
(4)   Source of Funds  WC


--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  Delaware

                     7       SOLE VOTING POWER

      NUMBER OF              None
       SHARES        -----------------------------------------------------------
     BENEFICIALLY    8       SHARED VOTING POWER
       OWNED BY              1,383,041.7 shares as of September 19, 1998,
         EACH                614,070.50 shares as of November 5, 1998 and
      REPORTING              no shares as of March 4, 1999
       PERSON       ------------------------------------------------------------
        WITH         9       SOLE DISPOSITIVE POWER

                             None
                    --------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             1,383,041.7 shares as of September 19,1998, 614,070.50 shares as of November 5, 1998 and no shares as of March 4, 1999

--------------------------------------------------------------------------------
(11)  Aggregate Amount  Beneficially Owned by Each Reporting Person
      1,383,041.7 shares as of September 19, 1998,  614,070.50 shares as of November 5, 1998 and no shares as of March 4, 1999


--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


--------------------------------------------------------------------------------
(13)  Percent of Class  Represented  by Amount in Row (11)
      6.3% as of September 19, 1998, 2.90 % as of November 5, 1998, and 0% as of March 4, 1999

--------------------------------------------------------------------------------
(14)  Type of Reporting Person   PN


                              (Page 5 of 14 Pages)

CUSIP No.  055293104
--------------------


(1)   Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
      Persons
      Wexford Spectrum Investors, LLC

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
      (a)   [_]     (b) [X]

--------------------------------------------------------------------------------

(3)   SEC Use Only


--------------------------------------------------------------------------------
(4)   Source of Funds  WC


--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  Delaware

--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

      NUMBER OF              None
       SHARES        -----------------------------------------------------------
     BENEFICIALLY    8       SHARED VOTING POWER
       OWNED BY              1,583.332.8 shares as of September 19, 1998,
       EACH                  702,960 shares as of November 5, 1998 and
      REPORTING              no shares as of March 4, 1999
       PERSON       ------------------------------------------------------------
        WITH         9       SOLE DISPOSITIVE POWER

                             None

                    --------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             1,583,332.8 shares  as  of   September   19,  1998,
                             702,960 shares as of November 5, 1998 and no shares as of March 4, 1999

--------------------------------------------------------------------------------
(11)  Aggregate Amount  Beneficially  Owned by Each Reporting Person
      1,583,332.8 shares as of September 19, 1998, 702,960 shares as of November 5, 1998 and no shares as of March 4, 1999

--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


--------------------------------------------------------------------------------
(13)  Percent of Class  Represented by Amount in Row (11)
      7.15% as of September 19, 1998, 3.3% as of November 5, 1998 and 0% as of March 4, 1999


--------------------------------------------------------------------------------
(14)  Type of Reporting Person   OO



                              (Page 6 of 14 Pages)

CUSIP No.  055293104
--------------------


(1)   Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
      Persons
      Charles E. Davidson

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
      (a)   [_}     (b) [X]
--------------------------------------------------------------------------------

(3)   SEC Use Only

--------------------------------------------------------------------------------

(4)   Source of Funds  AF

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization   United States of America

--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

      NUMBER OF              None
       SHARES        -----------------------------------------------------------
     BENEFICIALLY    8       SHARED VOTING POWER
       OWNED BY              7,916,667 shares as of September 19, 1998,
         EACH                3,515,000 shares as of November 5, 1998 and
      REPORTING              no shares as of March 4, 1999
       PERSON       ------------------------------------------------------------
        WITH         9       SOLE DISPOSITIVE POWER

                             None

                    --------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             7,916,667 shares as of September 19, 1998,
                             3,515,000 shares as of November 5, 1998 and no shares as of March 4, 1999

--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      7,916,667 shares as of September 19, 1998, 3,515,000 shares as of November 5, 1998 and no shares as of March 4, 1999

--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


--------------------------------------------------------------------------------
(13)  Percent of Class  Represented  by Amount in Row (11)
      27.8% as of September 19, 1998, 14.6% as of November 5, 1998 and 0% as of March 4, 1999

--------------------------------------------------------------------------------
(14)  Type of Reporting Person    IN


                               Page 7 of 14 Pages

CUSIP No.  055293104
--------------------


(1)   Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
      Persons
      Joseph M. Jacobs

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group
      (a)   [_]     (b) [X]

--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  AF

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  United States of America

Number of
--------------------------------------------------------------------------------

                     7       SOLE VOTING POWER

      NUMBER OF              None
       SHARES        -----------------------------------------------------------
     BENEFICIALLY    8       SHARED VOTING POWER
       OWNED BY              7,916,667 shares as of September 19, 1998,
         EACH                3,515,000 shares as of November 5, 1998 and
      REPORTING              no shares as of March 4, 1999
       PERSON       ------------------------------------------------------------
        WITH         9       SOLE DISPOSITIVE POWER

                             None

                    --------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             7,916,667 shares as of September 19, 1998,
                             3,515,000 shares as of November 5, 1998 and no shares as of March 4, 1999

--------------------------------------------------------------------------------
(11)  Aggregate Amount  Beneficially Owned by Each Reporting Person
      7,916,667 shares as of September 19, 1998, 3,515,000 shares as of November 5, 1998 and no shares as of March 4, 1999

--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


--------------------------------------------------------------------------------
(13)  Percent of Class  Represented by Amount in Row (11)
      27.8% as of September 19, 1998, 14.6% as of November 5, 1998 and 0% as of March 4, 1999

--------------------------------------------------------------------------------
(14)  Type of Reporting Person    IN


                               Page 8 of 14 Pages

     This Amendment No. 2 to Schedule 13D is being filed on behalf of Impleo, LLC ("Impleo"), Wexford Management LLC ("Wexford Management"), Wexford Special Situations 1997, LP, Wexford Special Situations 1997 Institutional, LP, Wexford Spectrum Investors LLC, Charles E. Davidson and Joseph N. Jacobs and amends the statement dated October 30, 1997 as amended by the first amendment thereto dated May 21, 1998 (the "Schedule 13D") with respect to the shares of common stock, par value $.01 per share (the "Issuer's Common Stock"), of BCAM International, Inc., a New York corporation (the "Issuer"). This Amendment No. 2 is filed in order to amend Items 4, 5, 6 and 7. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. This Amendment No. 2 is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported herein are amended. All other items remain unchanged.

ITEM 4.           PURPOSE OF TRANSACTION.
-------           -----------------------

     On September 19, 1998, pursuant to the terms of the Note Purchase Agreement, the conversion feature associated with $5 Million face amount of the Issuer's 10%/13% Convertible Subordinated Promissory Notes held by Impleo, became exercisable. Upon the complete exercise of these notes, Impleo had the right to acquire 6,250,000 shares of the Issuer's common stock.

     On October 23, 1998, Impleo, R. Weil & Associates, 621 Partners, Strafe & Co. f/b/o David M. Kirr, Strafe & Co. f/b/o Terry B. Marbach, Strafe & Co. f/b/o Gregg T. Summerville, Joseph Schueller and Ralph E. Weil entered into an agreement (the "KM Agreement") and simultaneously therewith, Impleo and the Issuer entered into a stock purchase and restructuring agreement (the "Stock Purchase and Restructuring Agreement").

     Pursuant to the terms of the KM Agreement, Impleo agreed to purchase 333,333 warrant shares of the Issuer's Common Stock and certain of the Issuer's 10%/13% Convertible Subordinated Promissory Notes which, in the aggregate, had a principal amount of $1,000,000, plus accrued interest thereon.

     Pursuant to the terms of the Stock Purchase and Restructuring Agreement, Impleo cancelled $3,780,000 of aggregate principal amount of the Issuer's 10%/13% Convertible Subordinated Promissory Notes and transferred to the Issuer warrants to acquire 1,260,000 shares of the Issuer's Common Stock. The Stock Purchase and Restructuring Agreement also provided, among other things, that simultaneously with such cancellation and conveyance, Impleo and the Issuer would enter into a Stock Purchase Agreement providing that subject to certain conditions, Impleo would cancel the remaining approximate $2.2 million face amount of the Issuers' 10%/13% Convertible Subordinated Promissory Notes payable to Impleo and convey to the Issuer warrants to acquire 740,000 shares of the Issuer's Common Stock. As part of the transactions contemplated by the Stock Purchase and Restructuring Agreement, the Issuer and Impleo agreed to enter into a Second Amendment to the Note Purchase Agreement dated as of September 19, 1997 and as amended by the First Amendment to said agreement dated April 14, 1998 whereby Impleo agreed to surrender its right to nominate and/or appoint one-quarter of the Issuer's Board of Directors.



                              (Page 9 of 14 Pages)

     On November 5, 1998 the transactions contemplated by the Stock Purchase and Restructuring Agreement and the KM Agreement were consummated.

     On March 4, 1999, the transactions contemplated by the Stock Purchase Agreement was consummated.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of September 19, 1998, November 5, 1998 and March 4, 1999 Impleo was the registered holder of warrants and convertible notes to acquire 7,916,667 shares, 3,515,000 shares and 0 shares respectively of the Issuer's Common Stock, which by their terms were then exercisable. Such shares of common stock then represented respectively approximately 27.8%, 14.6% and 0% of the Issuer's Common Stock outstanding.

                  As of September 19, 1998, each of Wexford Management, Charles Davidson and Joseph Jacobs may have been deemed the beneficial owners of warrants and convertible notes then exercisable for 7,916,667 shares of the Issuer's Common Stock held for the account of Impleo, which then represented approximately 27.8% of the Issuer's Common Stock. Wexford Special Situations 1997, LP, Wexford Special Situations 1997 Institutional, LP and Wexford Spectrum Investors LLC, as members of Impleo, may have been deemed, respectively, the beneficial owners of warrants and convertible notes then exercisable for 4,950,291, 1,383,041 and 1,583,332 shares of the Issuer's Common Stock held for the account of Impleo, which then represented, respectively, approximately 19.4%, 6.3% and 7.15% of the Issuer's Common Stock outstanding.

                  As of November 5, 1998, each of Wexford Management, Charles Davidson and Joseph Jacobs may have been deemed the beneficial owners of warrants for 3,515,000 shares of the Issuer's Common Stock held for the account of Impleo, which then represented approximately 14.6% of the Issuer's Common Stock. Each of Wexford Special Situations 1997, LP, Wexford Special Situations 1997 Institutional, LP and Wexford Spectrum Investors LLC, as members of Impleo, may have been deemed, respectively, the beneficial owners of warrants and convertible notes exercisable for 2,197,929, 614,070 and 702,960 shares of the Issuer's Common Stock held for the account of Impleo which then represented, respectively, approximately 9.65%, 2.9% and 3.30% of the Issuer's Common Stock outstanding.


                  As of March 4, 1999 neither Wexford Management, Charles Davidson, Joseph Jacobs, Wexford Special Situations 1997, LP, Wexford Special Situations 1997 Institutional, LP nor Wexford Spectrum Investors LLC, may have been deemed the beneficial owners of shares of the Issuer's Common Stock.

            (b) Pursuant to the terms of contracts relating to Impleo, Wexford Special Situations 1997, LP, Wexford Special Situations 1997 Institutional, LP and Wexford Spectrum Investors LLC and as a result of the positions held by Mr. Davidson and Mr. Jacobs with Wexford Management, each of Impleo, Wexford Management, Mr. Davidson and Mr. Jacobs may have been deemed to have shared power to direct the disposition and (upon conversion) voting of the warrants and convertible notes then held for the account of Impleo. As of September 19, 1998, November 5, 1998 and March 4, 1999, each of Wexford Management,


                             (Page 10 of 14 Pages)

Charles Davidson and Joseph Jacobs may have been deemed to have shared power to direct the disposition and (upon conversion) voting of warrants and convertible notes exercisable for 7,916,607, 3,515,000 and 0 shares respectively, of the Issuer's Common Stock outstanding held for the account of Impleo.

                  As of September 19, 1998, each of Wexford Special Situations 1997, LP, Wexford Special Situations 1997 Institutional, LP and Wexford Spectrum Investors LLC as members of Impleo, may have been deemed to have shared power to direct the disposition and (upon conversion) voting of warrants and convertible notes then exercisable for 4,950,291, 1,383,041 and 1,583,332 shares respectively, of the Issuer's Common Stock outstanding held for the account of Impleo.

                  As of November 5, 1998, each of Wexford Special Situations 1997, LP, Wexford Special Situations 1997 Institutional, LP and Wexford Spectrum Investors LLC as members of Impleo, may have been deemed to have shared power to direct the disposition and (upon conversion) voting of the warrants and convertible notes then exercisable for 2,197,929, 614,070 and 702,960 shares respectively, of the Issuer's Common Stock outstanding held for the account of Impleo.

            As of March 4, 1999, neither Wexford Special Situations 1997, LP, Wexford Special Situations 1997 Institutional, LP nor Wexford Spectrum Investors LLC, as members of Impleo, may be deemed to have shared power to direct the disposition or voting of warrants or convertible notes exercisable for shares of the Issuer's Common Stock.

            (c) Except for the transactions referred to in Item 4 above, there have not been any transactions with respect to the Issuer's Common Stock within 60 days prior to the dates of September 19, 1998, November 5, 1998 and March 4, 1999 by any of the reporting persons referred to herein or at any other time thereafter.

            (d) Prior to their ceasing to be beneficial owners of the Issuer's Common Stock, the partners and members of Wexford Special Situations 1997, LP, Wexford Special Situations 1997 Institutional, LP and Wexford Spectrum Investors LLC had the right to participate (upon conversion) in the receipt of dividends from, or proceeds from the sale of, the warrants and convertible notes held for the account of Impleo in accordance with their ownership interests in those respective entities.

            (e) On November 5, 1998, each of Wexford Special Situations 1997 Institutional, LP, and Wexford Spectrum Investors, LLC, and on March 5, 1999, each of Impleo, Wexford Management, Wexford Special Situations 1997, LLP, Charles E. Davidson and Joseph M. Jacobs ceased to be the beneficial owners of more than 5% of the Issuer's Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            -----------------------------------

     As of March 4, 1999, there were no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.


                             (Page 11 of 14 Pages)

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
-------     --------------------------------

            Exhibit A  KM  Agreement  by and  among  Impleo,  LLC,  R.  Weil &
                       Associates, 621 Partners, Strafe & Co. f/b/o David M. Kirr, Strafe & Co. f/b/o Terry B. Marbach, Strafe & Co. f/b/o Gregg T. Summerville, Joseph Schueller and Ralph E. Weil

            Exhibit B  Stock  Purchase  and   Restructuring   Agreement  dated
                       October 23, 1998

            Exhibit C  Purchase and Sale Agreement dated October 23, 1998

            Exhibit D  Second  Amendment  to the  Note Purchase  Agreement dated
                       October 23, 1998



                             (Page 12 of 14 Pages)

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 15, 1999
                                    IMPLEO LLC

                                    By: /s/ Arthur Amron
                                        ----------------------------------------
                                        Arthur Amron, Vice President

                                    WEXFORD MANAGEMENT LLC

                                    By: /s/ Arthur Amron
                                        ----------------------------------------
                                        Arthur Amron, Senior Vice President

                                    WEXFORD SPECIAL SITUATIONS 1997, LP
                                    By: Wexford '97  Advisors,  LLC,  General
                                        Partner

                                    By: /s/ Arthur Amron
                                        ----------------------------------------
                                        Arthur Amron, Vice President

                                    WEXFORD SPECIAL SITUATIONS 1997
                                    INSTITUTIONAL, LP

                                   By Wexford '97 Advisors, LLC, General
                                        Partner

                                   By: /s/ Arthur Amron
                                        ----------------------------------------
                                        Arthur Amron, Vice President

                                    WEXFORD SPECTRUM INVESTORS LLC

                                    By: /s/ Arthur Amron
                                        ----------------------------------------
                                        Arthur Amron, Vice President

                                        /s/ Charles E. Davidson
                                        ----------------------------------------
                                            Charles E. Davidson

                                        /s/ Joseph M. Jacobs
                                        ----------------------------------------
                                            Joseph M. Jacobs




                             (Page 13 of 14 Pages)

                              Index of Exhibits
                              -----------------


Exhibit A   KM Agreement by and among Impleo,  LLC, R. Weil & Associates,  621
            Partners,  Strafe & Co.  f/b/o David M. Kirr,  Strafe & Co.  f/b/o
            Terry B. Marbach, Strafe & Co. f/b/o Gregg T. Summerville,  Joseph
            Schueller and Ralph E. Weil

Exhibit B   Stock Purchase and Restructuring Agreement dated October 23, 1998

Exhibit C   Purchase and Sale Agreement dated October 23, 1998

Exhibit D   Second Amendment to the Note Purchase Agreement dated October 23,
            1998



                             (Page 14 of 14 Pages)

                                                                       Exhibit A
                                                                       ---------


                                 IMPLEO, LLC
                         c/o WEXFORD MANAGEMENT, LLC
                            411 West Putnam Avenue
                         Greenwich, Connecticut 06830

                                                October 23, 1998

R. Weil & Associates

621 Partners

Strafe & Co. f/b/o
 David M. Kirr

Strafe & Co. f/b/o
  Terry B. Marbach

Strafe & Co. f/b/o
  Gregg T. Summerville

Joseph Schueller

Ralph E. Weil

Re: Letter Agreement regarding the Transfer to Impleo, LLC (the "Company") of certain BCAM 10%/13% Convertible Notes aggregating $1,000,000 in principal amount, BCAM Warrants, 28.4971 shares of common stock of Drew Shoe Corporation and 16.667 shares of common stock of BCAM
      Technologies, Inc.


Dear Sirs:

     In connection with our recent conversation regarding the above-referenced transaction (the "Transaction"), I am writing you for purposes of memorializing our understanding of the terms of the Transaction. These terms are as follows:

     R. Weil & Associates -- 621 Partners, Strafe & Company, f/b/o David M. Kirr, Strafe & Company f/b/o Terry B. Marbach, and Strafe and Company, f/b/o Gregg T. Summerville, Ralph E. Weil and Joseph Schueller (collectively, the "Sellers") are each the owner of (a) a certain 10%/13% convertible subordinated promissory note which notes, in the aggregate, have a principal amount of $1,000,000, plus accrued interest thereon (the "Notes") issued by BCAM International, Inc., a New York corporation ("BCAM"); (b) certain warrants which warrants, in the aggregate, allow for the purchase of 333,333 shares of $.01 par value common stock (the "Warrants") of BCAM (which Notes and Warrants are detailed on Exhibit A attached hereto), and (c) certain shares of stock which in the aggregate are comprised of 28.4971 shares, without par value, of the common stock of Drew Shoe Corporation, an Ohio Corporation ("Drew Shoe") and 16.667 shares of common stock of BCAM Technologies, Inc., a New York Corporation (hereinafter collectively referred to as the "Stock"). Pursuant to this Agreement, the Sellers will sell to the Company, and the Company will purchase from the Sellers, subject to, and simultaneous with the closing of the "BCAM Transaction" described below, on or before October 23, 1998 or such later date of closing of the BCAM Transaction as the Company and BCAM may agree to (which date may not be later than November 23, 1998), all of the Sellers' right, title and interest in and to the Note, the Warrants and the Stock for the aggregate sum of $1,000,000, plus $112,910.50, the amount equal to the accrued interest on the Note, payable in immediately available funds (the "Consideration") at the closing of the Transaction. Against delivery of the Consideration, the Sellers shall deliver to the Company the certificates representing the Stock, duly endorsed for transfer or accompanied by stock powers executed in blank for transfer, the Notes, the Warrants and any other documentation reasonably requested by the Company to evidence the Sellers' transfer of its right title and interest in and to the Stock, Notes and Warrants.

     As you know, the Company anticipates entering into a Stock Purchase and Restructuring Agreement with BCAM, pursuant to which agreement, the Company will acquire, amongst other things, 63% of BCAM's 90% interest in the issued and outstanding shares of Drew Shoe Common Stock, in exchange for the Company's cancellation of certain indebtedness owed to the Company by BCAM (the "BCAM Transaction"). Additionally, as indicated to you, that Stock Purchase and Restructuring Agreement and the BCAM Transaction contemplates the simultaneous closing of the BCAM Transaction and the Transaction contemplated hereby. Accordingly, in the event the Company is unable to consummate the BCAM Transaction, the Company shall have no further obligations hereunder.

     In order to induce the Company to consummate the Transaction, the Sellers hereby represent and warrant to the Company that, on the date hereof and at the time of closing, (a) the Sellers collectively are the valid and lawful record and beneficial owners of the Notes, the Warrants and the Stock; (b) the Stock has been duly authorized and validly issued and is fully paid and non-assessable; (c) the Sellers' right, title and interest in and to the Notes, Warrants and Stock are free and clear of all pledges, liens, claims, charges, options, calls, encumbrances, restrictions and assessments whatsoever, other than restrictions by operation of state or federal securities laws; (d) upon consummation of the Transaction, the Company shall receive from the Sellers good, valid and marketable title to all of the Notes, Warrants and Stock, free and clear of all pledges, liens, claims, charges, options, calls, encumbrances, restrictions and assessments whatsoever, other than restrictions which may be created by operation of state or federal securities laws; (e) the Sellers have the full legal right, power and authority to execute and deliver this agreement and to consummate the Transaction contemplated hereby, which legal right includes the Sellers' having taken all necessary corporate action to the extent applicable to authorize execution and delivery of this agreement and the consummation of the Transaction contemplated hereby; and (f) the execution, delivery and performance by the Sellers of this agreement and the Transaction hereunder does not conflict with or constitute a breach of any agreement or commitment to which any of the Sellers is a party or by which any of them or any of their assets is bound or subject.

     The Sellers further agree that they shall jointly and severally defend, indemnify and hold harmless the Company from, against and in respect of any and all claims, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys' fees, that the Company may incur, sustain or suffer as a result of any breach of, or failure by the Sellers to perform, any of the representations, warranties, covenants or agreements of the Sellers contained in this Agreement.

     In order to induce the Sellers to consummate the Transaction, the Company hereby represents and warrants to the Sellers that it is purchasing the Stock for its own account for investment, and not with a view to the resale or distribution thereof in violation of any applicable securities laws.

     With respect to the interpretation of this Agreement, it is agreed that this Agreement shall be construed and interpreted and the rights granted herein governed in accordance with the laws of the State of New York applicable to contracts made and to be performed wholly within such State. No amendment or modification of this Agreement shall be valid unless made in writing and signed by or on behalf of the party to be charged therewith.

     In the event any one or more of the persons comprising the Seller fail to execute this Agreement, the Transaction shall be consummated by the Company and such other persons named as parties to this Agreement (who execute this Agreement), provided, however that the Company will not acquire the notes and warrants of any non-executing person, and the Company will not be required to pay such non-executing person's share of the purchase price hereunder (the face value, as indicated on Exhibit A, of such person's note plus accrued interest, at the rate of 10% per annum, thereon) until such time as such person executes this Agreement and tenders his note and warrants. In the event such non-executing person fails to tender his notes and warrants within 30 days from the date hereof, such person shall have no further rights hereunder.

     Kindly confirm your agreement to the foregoing by countersigning a counterpart copy of this letter in the space provided below.

                                          Very truly yours,

                                          Impleo, LLC
                                          By: Wexford Managment LLC
                                              its manager
                                              By: /s/ Kenneth A. Rubin
                                                  -------------------------
                                                      Kenneth A. Rubin



Acknowledged, confirmed and agreed to:

/s/ R. Weil & Associates
-----------------------------
    R. Weil & Associates


/s/ 621 Partners
-----------------------------
    621 Partners


/s/ David M. Kirr
-----------------------------
    Strafe & Co. f/b/o
      David M. Kirr


/s/ Terry B. Marback
-----------------------------
    Strafe & Co. f/b/o
      Terry B. Marbach


/s/ Gregg T. Summerville
-----------------------------
    Strafe & Co. f/b/o
       Gregg T. Summerville


/s/ Ralph E. Weill
-----------------------------
    Ralph E. Weill


/s/ Joseph Schueller
-----------------------------
    Joseph Schueller

                                                                       EXHIBIT A
                                                                       ---------

                         INDEX OF NOTES AND WARRANTS
                         ---------------------------




Seller's Name                       Principal Amount of Note           Warrant Shares
-------------                       ------------------------           --------------

R. Weill & Associates ...................         $  155,000              51,667

621 Partners ............................         $  150,000              50,000

Strafe & Co. f/b/o
  David M. Kirr .........................         $  165,000              55,000

Strafe & Co. f/b/o
  Terry B. Marbach ......................         $  165,000              55,000

Strafe & Co. f/b/o
  Gregg T. Summerville ..................         $  165,000              55,000

Joseph Schueller ........................         $  100,000              33,333

Ralph E. Weil ...........................         $  100,000              33,333
                                                  ----------          ----------

            Totals ......................         $1,000,000*            333,333
                                                  ==========          ==========


     *Each sellers allocable share of the purchase price hereunder shall equal the face amount of his note, plus accrued interest thereon (at the rate of 10% per annum).

                                                                       EXHIBIT B
                                                                       ---------


                  STOCK PURCHASE AND RESTRUCTURING AGREEMENT
                  ------------------------------------------

     STOCK PURCHASE AND RESTRUCTURING AGREEMENT (this "Agreement"), entered into as of this 23rd day of October, 1998, by and between IMPLEO, LLC, a Delaware limited liability company (the "Buyer" or "Impleo"), and BCAM INTERNATIONAL, INC., a New York Corporation, ("BCAM");

                             W I T N E S S E T H:
                             --------------------

     WHEREAS, BCAM is the record and beneficial owner of 1538.846 shares of common stock, without par value, of Drew Shoe Corporation ("Drew"), an Ohio corporation (the "Drew Common Stock") which represents 90% of the issued and outstanding shares of Drew Common Stock;

     WHEREAS, pursuant to a Note Purchase Agreement dated September 19, 1997 and amended by a First Amendment to said agreement dated April 14, 1998, BCAM issued to the Buyer, the Buyer purchased a BCAM 10%/13% convertible subordinated promissory note in the aggregate principal amount of $5,000,000, plus accrued interest thereon (the "$5 Million Note") and 1,666,667 warrants to purchase an aggregate of 1,666,667 Shares of common stock of BCAM, $.01 par value per share ("BCAM Common Stock");

     WHEREAS, pursuant to a third party transaction, the Buyer will, at the time of the Closing hereunder acquire, among other things, (a) certain warrants to purchase 333,333 Shares of BCAM Common Stock (which warrants, together with the warrants referred to in the previous recital, are hereinafter referred to as the "Warrants") and (b) certain additional BCAM 10%/13% Convertible Subordinated Promissory Notes which notes, in the aggregate equal the principal amount of $1,000,000, plus accrued interest thereon (the "$1 Million Notes," which, together with the $5 Million Note, is hereinafter collectively referred to as the "Subject Notes");

     WHEREAS, BCAM wishes to transfer to the Buyer 63% of the Drew Common Stock owned by BCAM in exchange for the cancellation of $3,780,000 of the aggregate principal amount of the debt evidenced by the Subject Notes, and certain other good and valuable consideration as more particularly provided for herein; and

     WHEREAS, the Buyer desires to purchase from BCAM and BCAM desires to sell to the Buyer, all upon the terms and subject to the conditions set forth in this Agreement, 63% of the Drew Common Stock owned by BCAM.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereby agree as follows:

     1.    ACQUISITION OF THE STOCK.
           ------------------------

           1.1 Stock Purchase. Subject to the terms and conditions of this Agreement, on the Closing Date (as such term is hereinafter defined), the Buyer shall purchase and acquire from BCAM, and BCAM shall sell and transfer to the Buyer, 969.47298 shares of the Drew Common

Stock (such shares being hereinafter collectively referred to as the "Subject Stock"), for the consideration provided for in Section 2 below. In furtherance thereof, BCAM shall, on the Closing Date, against delivery of such consideration in accordance with Section 2 below, deliver to the Buyer the certificates representing the Subject Stock, duly endorsed for transfer or accompanied by stock powers executed in blank for transfer.

     2.    CONSIDERATION/DELIVERIES AT CLOSING.
           -----------------------------------

           At the Closing:

           2.1 Purchase Price. The Buyer shall effectuate its cancellation of $3,780,000 of indebtedness evidenced by the Subject Notes by delivering the Subject Notes to BCAM for cancellation, and BCAM shall evidence its remaining $3,073,663.90 indebtedness to the Buyer under the Subject Notes ($2,220,000 of existing principal indebtedness plus $853,663.90 of accrued interest) by executing and delivering to the Buyer a promissory note in the form attached hereto as Exhibit A (the "Replacement Note").

           2.2 Warrants. Buyer shall effectuate its cancellation of 63% of the Warrants (1,260,000 Warrants) by delivering to BCAM for cancellation the warrant certificates representing the Warrants, against delivery by BCAM to Buyer of a new warrant certificate (in substantially the form of the surrendered warrant certificates) in the amount of 740,000 Warrants (the "Remaining Warrants").

           2.3  Shareholder  Agreement.  BCAM and the Buyer  shall  enter into a
Shareholders'   Agreement  in  the  form  attached  hereto  as  Exhibit  B  (the
"Shareholders' Agreement").

           2.4 Voting Rights. BCAM and the Buyer shall enter into a Second Amendment to the Note Purchase Agreement dated as of September 19, 1997 and as amended by the First Amendment to said agreement dated April 14, 1998 (hereinafter collectively referred to as the "Purchase Agreement"), which Second Amendment shall provide for the partial deletion of Section 4.1 of the Purchase Agreement, to the extent necessary, to effectuate the Buyer's surrender of its rights to nominate and/or appoint one-quarter of BCAM's Board of Directors.

           2.5 Employment Agreement. BCAM shall cause Drew Shoe to enter into and deliver an employment agreement with Michael Strauss, an individual and the present chairman and chief executive officer of BCAM, in a form acceptable to Impleo (the "Drew Shoe Employment Agreement", the "Drew Shoe Employment Agreement"). In connection with said employment agreement, BCAM agrees to amend its current employment agreement with Strauss, which agreement is dated January 1, 1997 (the "BCAM Employment Agreement"), to provide that Strauss' employment by Drew Shoe, as contemplated by the Drew Shoe Employment Agreement, shall be permissible under, and shall not be deemed as a breach by Strauss of his obligations contained in, the BCAM Employment Agreement..

           2.6 Purchase and Sale Agreement. The parties shall enter into a purchase and sale agreement in the form attached hereto as Exhibit C (the "Purchase and Sale Agreement").

     3.    REPRESENTATIONS AND WARRANTIES OF BCAM.
           --------------------------------------

           In connection with the sale of the Subject Stock to the Buyer, BCAM hereby represents and warrants to the Buyer as follows:

           3.1 Title to the Stock. BCAM is the valid and lawful record and beneficial owner of all of the Subject Stock, all of which has been duly authorized and validly issued and is fully paid and non-assessable, and is free and clear of all pledges, liens, claims, charges, options, calls, encumbrances, restrictions and assessments whatsoever other than (a) the outstanding pledge thereof to the Buyer, and (b) restrictions which may be created by operation of state or federal securities laws. On the Closing Date, the Buyer shall receive from BCAM good, valid and marketable title to all of the Subject Stock, free and clear of all pledges, liens, claims, charges, options, calls, encumbrances, restrictions and assessments whatsoever, other than the above-referenced pledge and securities law restrictions.

           3.2 Valid and Binding Agreement; No Breach. (a) BCAM has full legal right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. BCAM has taken all necessary corporate action to authorize its execution and delivery of this Agreement, the Replacement Note, the Remaining Warrants and the Shareholders' Agreement and the consummation of the transactions contemplated hereby and thereby. This Agreement and, when executed and delivered by BCAM, the Replacement Note, the Remaining Warrants and the Shareholders' Agreement, constitutes and will constitute the legal, valid and binding obligations of BCAM, enforceable against BCAM in accordance with their respective terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws affecting creditors' rights generally, and except that the remedy of specific performance or similar equitable relief is available only at the discretion of the court before which enforcement is sought.

               (b) Neither the execution and delivery of this Agreement, the Replacement Note, the Remaining Warrants and the Shareholders' Agreement by BCAM, nor compliance with the terms and provisions of this Agreement, the Replacement Note, the Remaining Warrants and the Shareholders' Agreement on the part of BCAM, will: (i) violate any statute or regulation of any governmental authority, domestic or foreign, applicable to BCAM; (ii) require the issuance of any authorization, license, consent or approval of any federal or state governmental agency, or any other person; or (iii) except for the pledge of the Subject Stock in favor of the Buyer, conflict with or result in a breach of any of the terms, conditions or provisions of any judgment, order, injunction, decree, note, indenture, loan agreement or other agreement or instrument to which BCAM is a party, or by which BCAM is bound, or constitute a default thereunder.

           3.3 Organization, Good Standing and Qualification. BCAM is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, with full corporate power and authority to own its assets and conduct its business as owned and conducted on the date hereof.

           3.4 Equity Ownership. The Drew Common Stock to be transferred to the Buyer hereunder constitute not less than 56.7% of the total issued and outstanding capital stock of Drew Shoe, on a fully diluted basis (after giving effect to the exercise or conversion of any and all outstanding options, warrants, convertible securities, subscription rights or other rights to acquire any capital stock of Drew Shoe). For purposes of this representation and warranty, Strauss' Options contained in the Drew Shoe Employment Agreement shall be disregarded.

           3.5 Litigation. There is no suit, action, arbitration, or legal, administrative or other proceeding, or governmental investigation pending or, to the best knowledge of BCAM, threatened against BCAM which would in any manner prohibit, restrain, impair or otherwise adversely affect the ability of BCAM to convey free and clear title to the Subject Stock in accordance with this Agreement.

           3.6 Financial Statements. Attached hereto as Exhibit 3.6 is Drew Shoe's Balance Sheet as of August 31, 1998 and the Statement of Operations for the month and eight months then ended. Other than misstatements relating to the overstatement of inventories by no more than $200,000 and the failure to record a contingent liability for that certain law suit captioned Ulin & Holland v. Drew Shoe Corporation, (U.S. District Court- Massachusetts, Docket # GA98-10109
RCL), these Financial Statements have all been prepared in accordance with Generally Accepted Accounting Principals, consistently applied, and presents fairly the financial position of Drew Shoe at August 31, 1998 and its income for the eight months then ended. As of August 31, 1998 Drew Shoe has neither declared nor paid a dividend, or entered into any related party transactions with an "Affiliate" (other than with BCAM in the ordinary course of business and in accordance with past customs), as that term is defined in Federal Securities Laws or entered into any transaction outside of its ordinary course of business.

     4.    REPRESENTATIONS AND WARRANTIES OF THE BUYER.
           -------------------------------------------

            In connection with the Buyer's purchase of the Subject Stock from BCAM, the Buyer hereby represents and warrants to BCAM as follows:

           4.1 Valid and Binding Agreement. This Agreement and, when executed and delivered by the Buyer, the Shareholders' Agreement, constitutes and will constitute the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws affecting creditors' rights generally, and except that the remedy of specific performance or similar equitable relief is available only at the discretion of the court before which enforcement is sought. The Buyer has taken all necessary company action to authorize its execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

           4.2 Organization, Good Standing and Qualification. The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to own its assets and conduct its business as owned and conducted on the date hereof.

           4.3 No Breach of Statute or Contract. Neither the execution and delivery of this Agreement by the Buyer, nor compliance with the terms and provisions of this Agreement on the part of the Buyer, will: (a) violate any statute or regulation of any governmental authority, domestic or foreign, affecting the Buyer; (b) require the issuance of any authorization, license, consent or approval of any federal or state governmental agency; or (c) conflict with or result in a breach of any of the terms, conditions or provisions of any judgment, order, injunction, decree, note, indenture, loan agreement or other agreement or instrument to which the Buyer is a party, or by which the Buyer is bound, or constitute a default thereunder.

           4.4 Investment. The Buyer is purchasing the Subject Stock for its own account for investment, and not with a view to the resale or distribution thereof in violation of any applicable securities laws.

           4.5 Disclaimer. The Buyer acknowledges that BCAM has not made any representations or warranties relating to the value of the Drew Common Stock transferred herein or the Business prospects of Drew.


     5.    BCAM'S OBLIGATIONS BEFORE THE CLOSING DATE.
           ------------------------------------------

     BCAM  covenants  and agrees  that,  between the date hereof and the Closing
Date:

           5.1 Access to Information. BCAM, as the 90% shareholder of Drew Shoe, shall cause, to the fullest extent permissible by law, Drew Shoe to permit the Buyer and its counsel, accountants and other representatives, upon reasonable advance notice to Drew Shoe, during normal business hours and without undue disruption of the business of the Drew Shoe, to have reasonable access to all assets, properties, books, accounts, records, contracts, documents and information relating to Drew Shoe, and BCAM shall cooperate with the Buyer and its representatives in all respects in connection with all due diligence which the Buyer and its representatives may undertake in connection with the transactions contemplated by this Agreement.

           5.2 Conduct of Business in Normal Course. BCAM, as the 90% shareholder of Drew Shoe shall have caused Drew Shoe to carry on their business activities in substantially the same manner as heretofore conducted, and not to make or institute any unusual or novel methods of service, sale, purchase, lease, management, accounting or operation that will vary materially from those methods used by such company as of the date hereof, without in each instance obtaining the prior written consent of the Buyer.

           5.3 Corporate Matters. BCAM, as the 90% shareholder of Drew Shoe, to the fullest extent permissible by law, shall use its best efforts not to allow Drew Shoe to:

               (a) amend its Certificate of Incorporation or By-Laws;

               (b) issue any shares of such company's capital stock;

               (c) issue or create any warrants, obligations, subscriptions, options, convertible securities or other commitments under which any additional shares of such company's capital stock might be directly or indirectly issued;

               (d) amend, cancel or modify any material contract or enter into any material new agreement, commitment or transaction except, in each instance, in the ordinary course of business;

               (e) pay, grant or authorize any salary increases or bonuses except in the ordinary course of business and consistent with past practice, or enter into any employment, consulting or management agreements;

               (f) modify in any material respect any material agreement to which such company is a party or by which it may be bound, except in the ordinary course of business;

               (g) make any change in such company's management personnel;

               (h) except pursuant to commitments in effect on the date hereof, make any capital expenditure(s) or commitment(s), whether by means of purchase, lease or otherwise, or any operating lease commitment(s), in excess of $5,000 in the aggregate;

               (i) sell, assign or dispose of any capital asset(s) with a net book value in excess of $5,000 as to any one item or $10,000 in the aggregate;

               (j) materially change its method of collection of accounts or notes receivable, accelerate or slow its payment of accounts payable, or prepay any of its obligations or liabilities, other than prepayments to take advantage of trade discounts not otherwise inconsistent with or in excess of historical prepayment practices;

               (k) declare, pay, set aside or make any dividend(s) or other distribution(s) of cash or other property, or redeem any outstanding shares of either company's capital stock;

               (l) incur any liability or indebtedness except, in each instance, in the ordinary course of business;

               (m) subject any of the assets or properties of either company to any liens or encumbrances not in existence on the date hereof;

               (n) forgive any liability or indebtedness owed to either company by BCAM or any of its affiliates; or

               (o) agree to do, or take any action in furtherance of, any of the foregoing.

To the extent that any one or more of the events described in Section 5.3 (a) through (o) shall occur and BCAM, its officers or directors are or become aware of such occurrence, BCAM shall immediately notify the Buyer of such occurrence.

           5.4 Absence of Litigation. No action, suit or proceeding by or before any court or any governmental body or authority, against BCAM or pertaining to the transactions contemplated by this Agreement or their consummation, shall be pending or threatened on the Closing Date, which action, suit or proceeding would, if determined adversely, prohibit, restrain or impair the consummation of the transactions contemplated by this Agreement, or have a material adverse effect on Drew Shoe, its business or any material portion of its assets.

           5.5 Consents and Releases. All necessary disclosures to and agreements and consents of (a) any parties to any material contracts and/or any licensing authorities which are material to Drew Shoe's business and (b) any governmental authorities or agencies to the extent required in connection with the transactions contemplated by this Agreement, shall have been obtained and true and complete copies thereof delivered to the Buyer. Without limitation of the foregoing, the Buyer shall have received the written consent of Bank One, National Association, a creditor and secured party of Drew Shoe, with respect to the transactions contemplated by this Agreement, and the transfer of the Subject Stock to the Buyer hereunder.

           5.6 Proceedings and Instruments Satisfactory. All proceedings, corporate or other, to be taken in connection with the transactions contemplated by this Agreement, and all documents incidental thereto, shall be reasonably satisfactory in form and substance to the Buyer and its counsel.

     6.    CONDITIONS PRECEDENT TO THE BUYER'S PERFORMANCE.
           ----------------------------------------------

           The obligations of the Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction, at or before the Closing Date, of all of the following conditions, any one or more of which may be waived in writing by the Buyer:

           6.1 Accuracy of Representations and Warranties. All representations and warranties made by BCAM in this Agreement and/or in any written statement delivered to the Buyer under this Agreement shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of that date.

           6.2 Performance. BCAM shall have performed, satisfied and complied with all covenants, agreements, and conditions required by this Agreement to be performed, satisfied or complied with by BCAM on or before the Closing Date.

           6.3 Certification. The Buyer shall have received a certificate, dated the Closing Date, signed by the President of BCAM, certifying, in such detail as the Buyer and its counsel may reasonably request, that the conditions specified in Sections 6.1 and 6.2 above have been fulfilled.

           6.4 Absence of Litigation. No action, suit or proceeding by or before any court or any governmental body or authority, against BCAM or pertaining to the transactions contemplated by this Agreement or their consummation, shall be pending or threatened on the Closing Date, which action, suit or proceeding would, if determined adversely, prohibit, restrain or impair the consummation of the transactions contemplated by this Agreement, or have a material adverse effect on either Drew Shoe, their business or any material portion of their assets.

           6.5 Consents and Releases. All necessary disclosures to and agreements and consents of (a) any parties to any material contracts and/or any licensing authorities which are material to Drew Shoe's business and (b) any governmental authorities or agencies to the extent required in connection with the transactions contemplated by this Agreement, shall have been obtained and true and complete copies thereof delivered to the Buyer. Without limitation of the foregoing, the Buyer shall have received the written consent of Bank One, National Association, a creditor and secured party of Drew Shoe, with respect to the transactions contemplated by this Agreement, and the transfer of Drew Common Stock to the Buyer hereunder.

           6.6 Condition of Property. Between the date of this Agreement and the Closing Date, (a) assets of Drew Shoe having an aggregate fair market value of $5,000 or more shall not have been lost, destroyed or irreparably damaged by fire, flood, explosion, theft or any other cause, whether or not covered by insurance, and (b) no other event, occurrence, condition or cause shall have occurred, arisen or been discovered which has had or would reasonably be expected to have a material adverse effect on the business, operations, assets or condition (financial or otherwise) of Drew Shoe.

           6.7 Third Party Transaction. Impleo shall simultaneously with the closing of this Agreement, successfully consummate a third party transaction with R. Weil & Associates, Strafe & Co. f/b/o David M. Kirr, Strafe & Co. f/b/o Terry B. Marbach, Strafe & Co. f/b/o Gregg T. Summerville and others to acquire their (a) interests in seven certain BCAM 10%/13% convertible subordinated promissory notes, which notes in the aggregate total a principal amount of $1,000,000 plus accrued interest; (b) interests in seven warrant instruments to purchase an aggregate of 333,333 shares of BCAM Common Stock; (c) 28.4971 shares of Drew Common Stock; and (d) 16.667 shares of $.01 par value common stock of BCAM Technologies, Inc., a New York Corporation. In the event less than all of the transactions contemplated by this third party transaction are not consummated prior to the closing of this Agreement, for each $100,000 of principal amount of notes and warrants not sold pursuant to this third party transaction, BCAM shall have the right to withhold 1/60th of the shares of Drew Common Stock transferred hereunder; provided, however, that BCAM shall consummate the remaining terms of this Agreement and, upon Buyer's tender of such "unsold notes," shall release to Buyer the withheld shares of Drew Common Stock.

           6.8 No Events. There shall not have occurred any one or more of the events described in Section 5.3 above.

           6.9 Proceedings and Instruments Satisfactory. All proceedings, corporate or other, to be taken in connection with the transactions contemplated by this Agreement, and all documents incidental thereto, shall be reasonably satisfactory in form and substance to the Buyer and its counsel.

     7.    CONDITIONS PRECEDENT TO BCAM'S PERFORMANCE.
           ------------------------------------------

           The obligations of BCAM to consummate the transactions contemplated by this Agreement are further subject to the satisfaction, at or before the Closing Date, of all of the following conditions, any one or more of which may be waived in writing by BCAM:

           7.1 Accuracy of Representations and Warranties. All representations and warranties made by the Buyer in this Agreement and/or in any written statement delivered by the Buyer under this Agreement shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of that date.

           7.2 Performance. The Buyer shall have performed, satisfied and complied with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer on or before the Closing Date.

           7.3 Certification. BCAM shall have received a certificate, dated as of the Closing Date, signed by the Buyer, certifying, in such detail as BCAM and its counsel may reasonably request, that the conditions specified in Sections
7.1 and 7.2 above have been fulfilled.

           7.4 Proceedings and Instruments Satisfactory. All proceedings to be taken in connection with the transactions contemplated by this Agreement, and all documents incidental thereto, shall be reasonably satisfactory in form and substance to BCAM and its counsel.

     8.    CLOSING.
           -------

           8.1 Place and Date of Closing. Unless this Agreement shall be terminated pursuant to Section 9 below, the consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of counsel for the Buyer, Greenberg Traurig, 200 Park Avenue, New York, New York 10166 or such other location as is agreed to between the Buyer and BCAM, at 10:00 A.M. local time on October 23, 1998 (the date of the Closing being referred to in this Agreement as the "Closing Date"). Notwithstanding the foregoing, if the Buyer shall not be prepared to effect the Closing on such Closing Date, the Buyer shall have the right to extend the Closing Date for up to an additional one (1) month through November 23, 1998.

           8.2 Actions at Closing. At the Closing or prior thereto, the Buyer and BCAM shall make all deliveries stated in this Agreement, which deliveries are required to be made at the Closing and/or on or prior to the Closing Date.

     9. TERMINATION OF AGREEMENT.

           9.1 General. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing: (a) by the mutual written consent of BCAM and the Buyer; (b) by the Buyer, or by BCAM, if: (i) a material breach shall exist with respect to the written representations and warranties made by the other party, (ii) the other party shall take any action prohibited by this Agreement, if such action shall or may have a material adverse effect on Drew Shoe and/or the transactions contemplated hereby, (iii) the other party shall not have furnished, upon reasonable notice therefor, such certificates and documents required in connection with the transactions contemplated hereby and matters incidental thereto as it shall have agreed to furnish, and it is reasonably unlikely that the other party will be able to furnish such item(s) prior to the outside Closing Date specified below, or (iv) any consent of any third party to the transactions contemplated hereby (whether or not the necessity of which is disclosed herein) is reasonably necessary to prevent a default under any outstanding material obligation of either party, or Drew Shoe, and such consent is not obtainable without material cost or penalty (unless the party or parties not seeking to terminate this Agreement agree to pay such cost or penalty); or (c) by either party, at any time on or after October 23, 1998 (or November 23, 1998 in the event of an extension pursuant to Section 8.1 above), if the transactions contemplated hereby shall not have been consummated prior thereto, and such party shall not then be in breach or default of any obligations imposed upon it by this Agreement.

     10.   INDEMNIFICATION.
           ---------------

           10.1 General.

               (a) BCAM shall  defend,  indemnify  and hold  harmless  the Buyer from, against and in respect of any and all claims, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys' fees, that the Buyer may incur, sustain or suffer as a result of (i) any misrepresentation or breach of warranty by BCAM under this Agreement, and/or (ii) any failure by BCAM to perform any of the covenants or agreements of BCAM contained in this Agreement.


               (b) The Buyer shall  defend,  indemnify  and hold  harmless  BCAM from, against and in respect of any and all claims, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys' fees, that BCAM may incur, sustain or suffer as a result of (i) any misrepresentation or breach of warranty by the Buyer under this Agreement and/or (ii) any failure the Buyer to perform, any of the covenants or agreements of the Buyer contained in this Agreement.

     11.   POST-CLOSING EVENTS.
           -------------------

           11.1 Further Assurances. From time to time from and after the Closing Date, the parties will execute and deliver to each other any and all further agreements, instruments, certificates and other documents as may reasonably be requested by the other party in order more fully to consummate the transactions contemplated hereby.

           11.2 Additional Transaction. Provided such approval is necessary, promptly after the Closing Date, and in any event no later than sixty (60) days thereafter, BCAM will submit to its shareholders for their approval the transactions contemplated by the Purchase and Sale Agreement. BCAM will use its best efforts to obtain such shareholder approval (provided such approval is necessary) as soon as reasonably possible, but if such approval is not obtained or waived, and the transactions contemplated by the Purchase and Sale Agreement are not consummated on or before January 15, 1999, said failure shall not affect or impair the other transactions contemplated by this Agreement and neither BCAM, nor Buyer shall have any further rights or obligations under this Section
11.2 or under the Purchase and Sale Agreement.

           11.3 Continuing Security Interest. Pursuant to security and stock pledge agreements dated April 14, 1998, BCAM's indebtedness to Impleo, as evidenced by the Subject Notes (and, after the Closing, the Replacement Note) are secured by security interests granted by BCAM to Impleo in BCAM's shares of Drew Common Stock, its accounts, chattel paper, contracts, documents, equipment, intangibles, and other assets. It is the intention of the parties to this Agreement that said security interests continue in favor of Impleo as collateral for the indebtedness under the Replacement Note and, accordingly, nothing contained in this Agreement shall be construed as a waiver of, or Impleo's consent or agreement to release, said security interests.

           11.4 Assignment of Stock Purchase Agreement. To the fullest extent permissible, BCAM hereby assigns to Buyer any and all rights it had or currently has under that certain Stock Purchase Agreement dated March 20, 1997 and entered into by and between BCAM, as Purchaser and Frank Shyjka and Charles Schulyer as Sellers. BCAM agrees to execute any further documents and shall seek and, to the extent feasible, obtain, in good faith such consents as may be necessary to effectuate the intent of this Section 11.4.

     12.   COSTS.
           -----

           12.1 Finder's or Broker's Fees. Each of the Buyer and BCAM represents and warrants that neither they nor any of their respective affiliates have dealt with any broker or finder in connection with any of the transactions contemplated by this Agreement, and no broker or other person is entitled to any commission or finder's fee in connection with any of these transactions.

           12.2 Expenses. At the time of Closing or any termination of this Agreement (as the case may be), or upon demand by the Buyer, BCAM shall pay all costs and expenses incurred or to be incurred by BCAM and/or the Buyer in
negotiating   and  preparing  this

Agreement, all related agreements and documentation, and in closing and carrying out the transactions contemplated by this Agreement, regardless of whether such transactions ultimately close or are consummated, which costs and expenses shall include, but not be limited to, all reasonable legal fees and disbursements the parties may incur in connection herewith.

     13.   FORM OF AGREEMENT.
           -----------------

           13.1 Effect of Headings. The Section headings used in this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of the provisions hereof.

           13.2 Entire Agreement; Waivers. This Agreement, along with the Exhibits hereto, and the other agreements and instruments referred to herein, constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede all prior agreements or understandings as to such subject matter. No party hereto has made any representation or warranty or given any covenant to the other except as set forth in this Agreement and the Exhibits hereto. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

           13.3 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     14.   PARTIES.
           -------

           14.1 Parties in Interest. Nothing in this Agreement, whether expressed or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligations or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over or against any party to this Agreement.

           14.2 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally or by telecopier on the party to whom notice is to be given, on the day after the delivery thereof to a recognized overnight courier service for next-day delivery with all charges prepaid or billed to the account of the sender, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed as follows:

(a)         If to BCAM:

                        BCAM International, Inc.
                        1800 Walt Whitman Road
                        Melville, New York, 17747
                        Attention:  Michael Strauss, Chairman
                                 and Chief Executive Officer
                        Fax:  (516) 752-3558

                        with copy to:

                        Ruskin, Moscou, Evans et al.
                        170 Old Country Road
                        Mineola, NY 11501
                        Attention:  Norman M. Friedland, Esq.

(b)         If to the Buyer:

                        IMPLEO, LLC
                        c/o Wexford Management, LLC
                        411 West Putnam Avenue
                        Greenwich, Connecticut  06803
                        Attention:  Joseph Jacobs, President
                        Fax:  (203) 862-7320

                        with a copy to:

                        Greenberg, Traurig
                        200 Park Avenue
                        New York, New York 10166
                        Attention:  Shahe Sinanian, Esquire
                        Fax:  (212) 801-6400

or to such other address as either party shall have specified by notice in writing given to the other party.

     15.   MISCELLANEOUS.
           -------------

           15.1 Amendments and Modifications. No amendment or modification of this Agreement or any Exhibit hereto shall be valid unless made in writing and signed by or on behalf of the party to be charged therewith.

           15.2 Non-Assignability; Binding Effect. Neither this Agreement, nor any of the rights or obligations of the parties hereunder, shall be assignable by any party hereto without the prior written consent of all other parties hereto. Otherwise, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

           15.3 Governing Law; Jurisdiction. This Agreement shall be construed and interpreted and the rights granted herein governed in accordance with the laws of the State of New York applicable to contracts made and to be performed wholly within such State.

           15.4 Choice of Forum; Waiver of Trial by Jury. Any suit, action or proceeding brought by either party against the other party for claims arising out of this Agreement shall be brought and enforced exclusively in the United States District Court for the Southern District of New York, or in the event that court lacks jurisdiction to hear the claim, in the New York State Supreme Court in New York County. In any such suit, action or proceeding, each party waives, to the fullest extent it may effectively do so, its right to a trial by jury.

      IN WITNESS WHEREOF, the parties have executed this Agreement on and as of the date first set forth above.


                              IMPLEO, LLC


                              By: /s/ Joseph Jacobs
                                 ---------------------------------
                                 Joseph Jacobs,


                              BCAM INTERNATIONAL, INC.

                              By:/s/ Michael Strauss
                                 ---------------------------------
                                 Michael Strauss, Chairman &
                                 Chief Executive Officer

                                                                       EXHIBIT C
                                                                       ---------


                         PURCHASE AND SALE AGREEMENT
                         ---------------------------


     PURCHASE AND SALE AGREEMENT (this "Agreement"), entered into as of this 23rd day of October, 1998, by and between IMPLEO, LLC, a Delaware limited liability company (the "Buyer"), and BCAM INTERNATIONAL, INC., a New York Corporation, ("BCAM");

                             W I T N E S S E T H:
                             --------------------

     WHEREAS, BCAM is the record and beneficial owner of 569.37302 shares of common stock, without par value, of Drew Shoe Corporation ("Drew"), an Ohio corporation (the "Subject Stock");

     WHEREAS, pursuant to a Stock Purchase and Restructuring Agreement of even date herewith, to which this Agreement is attached as an exhibit, the parties have agreed to enter into this Agreement;

     WHEREAS, the Buyer is the holder of a BCAM 10%/13% convertible subordinated promissory note in the aggregate principal amount of $3,073,663.90 (the "Note") and, 740,000 warrants to purchase an aggregate of 569.37302 shares of common stock of BCAM, $.01 par value per share (the "Warrants");

     WHEREAS, conditioned upon shareholder approval of the transactions contemplated by this Agreement, BCAM wishes to transfer to the Buyer the Subject Stock in exchange for the cancellation of indebtedness evidenced by the Note, and certain other good and valuable consideration as more particularly provided for herein; and

     WHEREAS, the Buyer desires to purchase from BCAM and BCAM desires to sell to the Buyer, all upon the terms and subject to the conditions set forth in this Agreement, the Subject Stock.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereby agree as follows:

     1.    ACQUISITION OF THE STOCK.
           ------------------------

           1.1 Stock Purchase. Subject to the terms and conditions of this Agreement, on the Closing Date (as such term is hereinafter defined), the Buyer shall purchase and acquire from BCAM, and BCAM shall sell and transfer to the Buyer, the Subject Stock for the consideration provided for in Section 2 below. In furtherance thereof, BCAM shall, on the Closing Date, against delivery of such consideration in accordance with Section 2 below, deliver to the Buyer the certificates representing the Subject Stock, duly endorsed for transfer or accompanied by stock powers executed in blank for transfer.

     2.2   CONSIDERATION/DELIVERIES AT CLOSING.
           -----------------------------------

           At the Closing:

           2.1 Purchase Price. The Buyer shall effectuate its cancellation of the indebtedness evidenced by the Note by delivering the Note to BCAM for cancellation.

           2.2 Shareholder Agreement. That certain Shareholders' Agreement dated of even date herewith and entered into by and between the Buyer, BCAM and Drew, as referred to in the Restructuring Agreement, shall terminate pursuant to its terms.

           2.3 Note Purchase Agreement. The Buyer shall deliver such documents to BCAM as BCAM may reasonably request, so as to evidence the termination of the Note Purchase Agreement.

           2.4 Security Agreement. The Buyer shall deliver such documents to BCAM as BCAM may reasonably request, so as to evidence the termination of that certain Security Agreement dated April 14, 1998, entered into by and among BCAM, the Buyer and the Buyer's agent, in favor of the Buyer, along with any UCC-3 termination statements necessary to further effectuate the provisions of this
Section 2.4.

           2.5 Warrants. Buyer shall effectuate its cancellation of the Warrants by delivering to BCAM for cancellation the warrant certificates representing the Warrants.

     3.    REPRESENTATIONS AND WARRANTIES OF BCAM.
           -------------------------------------

           In connection with the sale of the Subject Stock to the Buyer, BCAM hereby represents and warrants to the Buyer as follows:

           3.1 Title to the Stock. BCAM is the valid and lawful record and beneficial owner of all of the Subject Stock, all of which has been duly authorized and validly issued and is fully paid and non-assessable, and is free and clear of all pledges, liens, claims, charges, options, calls, encumbrances, restrictions and assessments whatsoever other than (a) the outstanding pledge thereof to the Buyer, and (b) restrictions which may be created by operation of state or federal securities laws. On the Closing Date, the Buyer shall receive from BCAM good, valid and marketable title to all of the Subject Stock, free and clear of all pledges, liens, claims, charges, options, calls, encumbrances, restrictions and assessments whatsoever, other than the above-referenced pledge and securities law restrictions.

           3.2 Valid and Binding Agreement; No Breach. (a) BCAM has full legal right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. BCAM has taken all necessary corporate action to authorize its execution and delivery of this Agreement. This Agreement constitutes the legal, valid and binding obligations of BCAM, enforceable against BCAM in accordance with their respective terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws affecting creditors' rights generally, and except that the remedy of specific performance or similar equitable relief is available only at the discretion of the court before which enforcement is sought.

               (b) Neither the execution and delivery of this Agreement nor compliance with the terms and provisions of this Agreement on the part of BCAM will: (i) violate any statute or regulation of any governmental authority, domestic or foreign, applicable to BCAM; (ii) require the issuance of any authorization, license, consent or approval of any federal or state governmental agency, or any other person; or (iii) except for the pledge of the Subject Stock in favor of the Buyer, conflict with or result in a breach of any of the terms, conditions or provisions of any judgment, order, injunction, decree, note, indenture, loan agreement or other agreement or instrument to which BCAM is a party, or by which BCAM is bound, or constitute a default thereunder.

           3.3 Organization, Good Standing and Qualification. BCAM is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, with full corporate power and authority to own its assets and conduct its business as owned and conducted on the date hereof.

           3.4 Equity Ownership. The Subject Stock to be transferred to the Buyer hereunder constitutes not less than 33.33% of the total issued and outstanding capital stock of Drew Shoe, on a fully diluted basis (after giving effect to the exercise or conversion of any and all outstanding options, warrants, convertible securities, subscription rights or other rights to acquire any capital stock of Drew Shoe). For purposes of this representation, the options contained in the Drew Shoe Employment Agreement with Michael Strauss, which Agreement is referred to in the Stock Purchase and Restructuring Agreement, shall be disregarded.

           3.5 Litigation. There is no suit, action, arbitration, or legal, administrative or other proceeding, or governmental investigation pending or, to the best knowledge of BCAM, threatened against BCAM which would in any manner prohibit, restrain, impair or otherwise adversely affect the ability of BCAM to convey free and clear title to the Subject Stock in accordance with this Agreement.

     4.    REPRESENTATIONS AND WARRANTIES OF THE BUYER.
           ------------------------------------------

           In connection with the Buyer's purchase of the Subject Stock from BCAM, the Buyer hereby represents and warrants to BCAM as follows:

           4.1 Valid and Binding Agreement. This Agreement constitutes the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws affecting creditors' rights generally, and except that the remedy of specific performance or similar equitable relief is available only at the discretion of the court before which enforcement is sought. The Buyer has taken all necessary company action to authorize its execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

           4.2 Organization, Good Standing and Qualification. The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to own its assets and conduct its business as owned and conducted on the date hereof.

           4.3 No Breach of Statute or Contract. Neither the execution and delivery of this Agreement by the Buyer, nor compliance with the terms and provisions of this Agreement on the part of the Buyer, will: (a) violate any statute or regulation of any governmental authority, domestic or foreign, affecting the Buyer; (b) require the issuance of any authorization, license, consent or approval of any federal or state governmental agency; or (c) conflict with or result in a breach of any of the terms, conditions or provisions of any judgment, order, injunction, decree, note, indenture, loan agreement or other agreement or instrument to which the Buyer is a party, or by which the Buyer is bound, or constitute a default thereunder.

           4.4 Investment. The Buyer is purchasing the Subject Stock for its own account for investment, and not with a view to the resale or distribution thereof in violation of any applicable securities laws.

           4.5 Disclaimer. The Buyer acknowledges that BCAM has not made any representations or warranties relating to the value of the Drew Common Stock transferred herein or the Business prospects of Drew Shoe.

     5.    CONDITIONS PRECEDENT TO THE BUYER'S PERFORMANCE.
           ----------------------------------------------

           The obligations of the Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction, at or before the Closing Date, of all of the following conditions, any one or more of which may be waived in writing by the Buyer:

           5.1 Accuracy of Representations and Warranties. All representations and warranties made by BCAM in this Agreement and/or in any written statement delivered to the Buyer under this Agreement shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of that date.

           5.2 Performance. BCAM shall have performed, satisfied and complied with all covenants, agreements, and conditions required by this Agreement to be performed, satisfied or complied with by BCAM on or before the Closing Date.

           5.3 Certification. The Buyer shall have received a certificate, dated the Closing Date, signed by the President of BCAM, certifying, in such detail as the Buyer and its counsel may reasonably request, that the conditions specified in Sections 5.1 and 5.2 above have been fulfilled.

           5.4 Absence of Litigation. No action, suit or proceeding by or before any court or any governmental body or authority, against BCAM or pertaining to the transactions contemplated by this Agreement or their consummation, shall be pending or threatened on the Closing Date, which action, suit or proceeding would, if determined adversely, prohibit, restrain or impair the consummation of the transactions contemplated by this Agreement, or have a material adverse effect on Drew Shoe, its business or any material portion of its assets.

           5.5 Consents and Releases. All necessary disclosures to and agreements and consents of (a) any parties to any material contracts and/or any licensing authorities which are material to Drew Shoe's business and (b) any governmental authorities or agencies to the extent required in connection with the transactions contemplated by this Agreement, shall have been obtained and true and complete copies thereof delivered to the Buyer. Without limitation of the foregoing, the Buyer shall have received the written consent of Bank One, National Association, a creditor and secured party of Drew Shoe, with respect to the transactions contemplated by this Agreement, and the transfer of the Subject Stock to the Buyer hereunder.

           5.6 Proceedings and Instruments Satisfactory. All proceedings, corporate or other, to be taken in connection with the transactions contemplated by this Agreement, and all documents incidental thereto, shall be reasonably satisfactory in form and substance to the Buyer and its counsel.

     6.    CONDITIONS PRECEDENT TO BCAM'S PERFORMANCE.
           ------------------------------------------

           The   obligations   of  BCAM  to   consummate   the   transactions
contemplated by this Agreement are further subject to the satisfaction, at or before the Closing Date, of all of the following conditions, any one or more of which may be waived in writing by BCAM:

           6.1 Accuracy of Representations and Warranties. All representations and warranties made by the Buyer in this Agreement and/or in any written statement delivered by the Buyer under this Agreement shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of that date.

           6.2 Performance. The Buyer shall have performed, satisfied and complied with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer on or before the Closing Date.

           6.3 Certification. BCAM shall have received a certificate, dated as of the Closing Date, signed by the Buyer, certifying, in such detail as BCAM and its counsel may reasonably request, that the conditions specified in Sections
6.1 and 6.2 above have been fulfilled.

           6.4 Shareholder Consent. Provided BCAM shall be required under the New York Business Corporations Law, BCAM shall have submitted a copy of this agreement to its shareholders and its shareholders shall have consented to the terms of this Agreement and the transactions contemplated hereby.

           6.5 Proceedings and Instruments Satisfactory. All proceedings to be taken in connection with the transactions contemplated by this Agreement, and all documents incidental thereto, shall be reasonably satisfactory in form and substance to BCAM and its counsel.

     7.    CLOSING.
           -------

           7.1 Place and Date of Closing. Unless this Agreement shall be terminated pursuant to Section 8 below, the consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of counsel for the Buyer, Greenberg Traurig, 200 Park Avenue, New York, New York 10166 or such other location as is agreed to between the Buyer and BCAM, at 10:00 A.M. local time on or before January 15, 1999 (the date of the Closing being referred to in this Agreement as the "Closing Date").

           7.2 Actions at Closing. At the Closing or prior thereto, the Buyer and BCAM shall make all deliveries stated in this Agreement, which deliveries are required to be made at the Closing and/or on or prior to the Closing Date.

     8.    TERMINATION OF AGREEMENT.
           ------------------------

           8.1 General. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing: (a) by the mutual written consent of BCAM and the Buyer; (b) by the Buyer, or by BCAM, if: (i) a material breach shall exist with respect to the written representations and warranties made by the other party, (ii) the other party shall take any action prohibited by this Agreement, if such action shall or may have a material adverse effect on Drew Shoe and/or the transactions contemplated hereby, (iii) the other party shall not have furnished, upon reasonable notice therefor, such certificates and documents required in connection with the transactions contemplated hereby and matters incidental thereto as it shall have agreed to furnish, and it is reasonably unlikely that the other party will be able to furnish such item(s) prior to or on the Closing Date specified below, or
(iv) any  consent of any third  party to the  transactions  contemplated  hereby
(whether or not the necessity of which is disclosed herein) is reasonably necessary to prevent a default under any outstanding material obligation of either party, or Drew Shoe, and such consent is not obtainable without material cost or penalty (unless the party or parties not seeking to terminate this Agreement agree to pay such cost or penalty); or (c) by either party, at any time on or after January 16, 1999, if the transactions contemplated hereby shall not have been consummated prior thereto, and such party shall not then be in breach or default of any obligations imposed upon it by this Agreement.

     9.    INDEMNIFICATION.
           ---------------

           9.1 General.

               (a) BCAM shall  defend,  indemnify  and hold  harmless  the Buyer from, against and in respect of any and all claims, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys' fees, that the Buyer may incur, sustain or suffer as a result of (i) any misrepresentation or breach of warranty by BCAM under this Agreement, and/or (ii) any failure by BCAM to perform any of the covenants or agreements of BCAM contained in this Agreement.

               (b) The Buyer shall  defend,  indemnify  and hold  harmless  BCAM from, against and in respect of any and all claims, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys' fees, that BCAM may incur, sustain or suffer as a result of (i) any misrepresentation or any breach of warranty by the Buyer under this agreement, and/or (ii) any failure by the Buyer to perform, any of the representations, warranties, covenants or agreements of the Buyer contained in this Agreement.

     10.   POST-CLOSING EVENTS.
           -------------------

           10.1 Further Assurances. From time to time from and after the Closing Date, the parties will execute and deliver to each other any and all further agreements, instruments, certificates and other documents as may reasonably be requested by the other party in order more fully to consummate the transactions contemplated hereby.

     11.   COSTS.
           -----

           11.1 Finder's or Broker's Fees. Each of the Buyer and BCAM represents and warrants that neither they nor any of their respective affiliates have dealt with any broker or finder in connection with any of the transactions contemplated by this Agreement, and no broker or other person is entitled to any commission or finder's fee in connection with any of these transactions.

           11.2 Expenses. At the time of Closing or any termination of this Agreement (as the case may be), or upon demand by the Buyer, BCAM shall pay all costs and expenses incurred or to be incurred by BCAM and/or the Buyer in negotiating and preparing this Agreement, all related agreements and documentation, and in closing and carrying out the transactions contemplated by this Agreement, regardless of whether such transactions ultimately close or are consummated, which costs and expenses shall include, but not be limited to, all reasonable legal fees and disbursements the parties may incur in connection herewith.

     12.   FORM OF AGREEMENT.
           -----------------

           12.1 Effect of Headings. The Section headings used in this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of the provisions hereof.

           12.2 Entire Agreement; Waivers. This Agreement and the other agreements and instruments referred to herein, constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede all prior agreements or understandings as to such subject matter. No party hereto has made any representation or warranty or given any covenant to the other except as set forth in this Agreement. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

           12.3 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     13.   PARTIES.
           -------

           13.1 Parties in Interest. Nothing in this Agreement, whether expressed or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligations or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over or against any party to this Agreement.

           13.2 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally or by telecopier on the party to whom notice is to be given, on the day after the delivery thereof to a recognized overnight courier service for next-day delivery with all charges prepaid or billed to the account of the sender, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed as follows:

               (a)      If to BCAM:

                        BCAM International, Inc.
                        1800 Walt Whitman Road
                        Melville, New York, 17747
                        Attention:  Michael Strauss, Chairman
                                 and Chief Executive Officer
                        Fax:  (516) 752-3558

                        with copy to:

                        Ruskin, Moscou, Evans et al.
                        170 Old Country Road
                        Mineola, NY 11501
                        Attention:  Norman M. Friedland, Esq.

               (b)      If to the Buyer:

                        IMPLEO, LLC
                        c/o Wexford Management, LLC
                        411 West Putnam Avenue
                        Greenwich, Connecticut  06803
                        Attention:  Joseph Jacobs, President
                        Fax:  (203) 862-7320

                        with a copy to:

                        Greenberg, Traurig
                        200 Park Avenue
                        New York, New York 10166
                        Attention:  Shahe Sinanian, Esquire
                        Fax:  (212) 801-6400

or to such other address as either party shall have specified by notice in writing given to the other party.

     14.   MISCELLANEOUS.
           -------------

           14.1 Amendments and Modifications. No amendment or modification of this Agreement shall be valid unless made in writing and signed by or on behalf of the party to be charged therewith.

           14.2 Non-Assignability; Binding Effect. Neither this Agreement, nor any of the rights or obligations of the parties hereunder, shall be assignable by any party hereto without the prior written consent of all other parties hereto. Otherwise, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

           14.3 Governing Law; Jurisdiction. This Agreement shall be construed and interpreted and the rights granted herein governed in accordance with the laws of the State of New York applicable to contracts made and to be performed wholly within such State.

           14.4 Choice of Forum; Waiver of Trial by Jury. Any suit, action or proceeding brought by either party against the other party for claims arising out of this Agreement shall be brought and enforced exclusively in the United States District Court for the Southern District of New York, or in the event that court lacks jurisdiction to hear the claim, in the New York State Supreme Court in New York County. In any such suit, action or proceeding, each party waives, to the fullest extent it may effectively do so, its right to a trial by jury.

     IN WITNESS WHEREOF, the parties have executed this Agreement on and as of the date first set forth above.


                              IMPLEO, LLC


                              By:/s/ Joseph Jacobs
                                 ------------------------------------
                                 Joseph Jacobs


                              BCAM INTERNATIONAL, INC.
                                 ------------------------------------
                              By:/s/ Michael Strauss

                                 Michael Strauss, Chairman &
                                 Chief Executive Officer

                                                                       EXHIBIT D
                                                                       ---------


                 SECOND AMENDMENT TO NOTE PURCHASE AGREEMENT
                 -------------------------------------------

     SECOND AMENDMENT dated as of October 23, 1998 (the "Second Amendment") to the NOTE PURCHASE AGREEMENT (the "Agreement") dated as of September 19, 1997, as amended by the First Amendment to the Note Purchase Agreement dated April 14, 1998 among BCAM INTERNATIONAL, INC., a New York corporation (the "Company"), IMPLEO LLC, a Connecticut limited liability company (the "Purchaser") and WEXFORD MANAGEMENT LLC, as agent for the Purchaser and the holders of Other Notes (the "Agent").

                                W I T N E S S E T H:
                                --------------------

     WHEREAS,  the  Purchaser  and the Company have  heretofore  entered into that certain Note Purchase Agreement dated as of September 19, 1997, as amended by the First Amendment to the Note Purchase Agreement dated April 14, 1998 (the "Agreement"). The Company has heretofore issued, and the Purchaser has heretofore purchased, the Company's 10%/13% convertible subordinated promissory notes (the "Notes") in the aggregate principal amount of $5,000,000 pursuant to the Agreement;

     WHEREAS, as of even date herewith, the Purchaser and the Company have entered into a Stock Purchase and Restructure Agreement (the "Purchase
Agreement"), pursuant to which, the Purchaser has agreed to waive certain rights it has with respect to the election of the Company's board of directors.

     NOW, THEREFORE, the Purchaser and the Company hereby agree as follows:

     1. Amendment. Section 4.1 of the Agreement shall be and is hereby amended by the deletion of the following language from the language contained therein:

            "In addition, so long as the Notes are outstanding, the Purchaser shall have the right to designate a number of directors of the Company equal to at least 25% (and if the number of Directors is not divisible by four, rounded up to the next whole number) of the number of such directors. In the case that any nominee designated by the Purchaser ceases to serve as a director of the Company, Drew or BT for any reason, the Company agrees that it will nominate to its board of directors or the board of directors of Drew or BT, as the case may be, one or more replacement nominees designated by the Purchaser and use its best efforts to cause such replacement nominees to be elected."

     2. Interpretation; Construction. This Second Amendment shall be construed in connection with and as part of the Agreement, and except as modified and expressly amended by this Second Amendment, all terms, conditions and covenants contained in the Agreement, the First Amendment and the Notes are hereby ratified and shall be and remain in full force and effect. From and after the effective date of this Second Amendment, references to the Agreement shall mean the Agreement as amended by the First Amendment and this Second Amendment.

     3. Effectiveness of the Agreement. The effectiveness of this Agreement is conditioned upon the parties consummating the transactions contemplated by the Purchase Agreement, and the exhibits thereto. In the such transactions are not consummated by the parties hereof, this agreement shall be of no force or effect.

     4. Effect of Headings. The Section headings used in this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of the provisions hereof.

     5. Entire Agreement. This Agreement along with the other agreements and instruments referred to herein, constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede all prior agreements or understandings as to such subject matter. No party hereto has made any representation or warranty or given any covenant to the other except as set forth in this Agreement.

     6. Amendments and Modifications. No amendment or modification of this Agreement shall be valid unless made in writing and signed by or on behalf of the party to be charged therewith.

     7. Governing Law; Jurisdiction. This Agreement shall be construed and interpreted and the rights granted herein governed in accordance with the laws of the State of New York applicable to contracts made and to be performed wholly within such State.

     8. Choice of Forum; Waiver of Trial by Jury. Any suit, action or proceeding brought by either party against the other party for claims arising out of this Agreement shall be brought and enforced exclusively in the United States District Court for the Southern District of New York, or in the event that court lacks jurisdiction to hear the claim, in the New York State Supreme Court in New York County. In any such suit, action or proceeding, each party waives, to the fullest extent it may effectively do so, its right to a trial by jury.

     IN WITNESS WHEREOF, the parties have executed this Second Amendment to the Note Purchase Agreement as of the date first written above.


                                          BCAM INTERNATIONAL INC.


                                          By:/s/ Michael Strauss
                                             -------------------------
                                             Michael Strauss
                                             President


                                          IMPLEO LLC


                                          By: WEXFORD MANAGEMENT LLC
                                              as Agent for Impleo LLC


                                                By:/s/ Joseph Jacobs
                                                   -------------------
                                                   Joseph Jacobs,
                                                   President


                                          WEXFORD MANAGEMENT LLC
                                          as Agent

                                          By:/s/ Jospeh Jacobs
                                                ----------------------
                                                Joseph Jacobs
                                                President




                                       3